UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number 000-51122

PSIVIDA LIMITED
(Translation of registrant’s name into English)

Level 12 BGC Centre
28 The Esplanade
Perth WA 6000
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F).

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, pSivida Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2006

pSivida Limited

By:  /s/ Michael J. Soja

Michael J. Soja
Vice President, Finance and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT 99.1	Supplemental Disclosure of pSivida Limited Related To Amendment Agreement, dated as of July 28, 2006
EXHIBIT 99.2	Amended and Restated Convertible Note
EXHIBIT 99.3	Guaranty
EXHIBIT 99.4	Collateral Assignment
EXHIBIT 99.5	Acknowledgment and Agreement of Licensee Regarding Collateral Assignment
EXHIBIT 99.6	Amended and Restated Registration Rights Agreement
EXHIBIT 99.7	Press Release of pSivida Limited re: Closing of the Transactions Contemplated by the Amendment Agreement